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EXHIBIT 99.3

FOR IMMEDIATE RELEASE; ALL NUMBERS IN U.S. DOLLARS

FALCONBRIDGE LIMITED SELLS WHEEL MANUFACTURER AND DISTRIBUTOR TO PLATINUM EQUITY

Toronto, Ontario, July 21, 2005 — Falconbridge Limited today announced that its subsidiary Noranda Aluminum Inc. has sold its after-market automotive wheel manufacturing and distribution operations, American Racing Equipment ("ARE") to Platinum Equity, a global mergers and acquisition firm based in Los Angeles, California, for proceeds of $40.5 million. The transaction will result in a gain for Falconbridge of approximately $1 million.

Under the transaction, an affiliate of Platinum Equity has acquired all outstanding shares of ARE.

ARE is a leading after-market manufacturer and distributor of wheel products. It employs 1,400 people in manufacturing operations in Los Angeles, California and Tijuana, Mexico, as well as in 44 distribution centers across the United States and Canada.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com

Contact for Falconbridge Limited:
Denis Couture
Vice-President, Investor Relations, Communications and Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com

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FALCONBRIDGE LIMITED SELLS WHEEL MANUFACTURER AND DISTRIBUTOR TO PLATINUM EQUITY